U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               dated May 23, 2002

                         SILVERLINE TECHNOLOGIES LIMITED
                    (Exact Name as Specified in its Charter)

                                 Not Applicable
                                 --------------
                 (Translation of Registrant's Name into English)

                                Republic of India
                                -----------------
                 (Jurisdiction of incorporation or organization)

                                Unit 121, SDF IV
                              SEEPZ, Andheri (East)
                             Mumbai (Bombay) 400096
                                      India
                                (91) 22-829-1950
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  [X]                Form 40-F [ ]


      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [ ]                       No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

         Not applicable.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: May 23, 2002                         SILVERLINE TECHNOLOGIES LIMITED



                                           By: /s/ Ravi Subramanian
                                           -------------------------------------
                                           Name:  Ravi Subramanian
                                           Title: Chairman and Chief Executive
                                                  Officer

                                  EXHIBIT INDEX

Exhibit                    Description of Exhibit


1. Letters to Mumbai Stock Exchange, dated February 7, 2002 and February 8, 2002, respectively, with regards to the allotment of 8,600,000 equity shares of Silverline Technologies Limited for the retirement of the debt obligation of Silverline Technologies Limited's wholly owned subsidiary, SeraNova, Inc.

2. Letters to Mumbai Stock Exchange, dated February 12, 2002 and February 13, 2002, respectively, with regards to the allotment of 13,600,000 equity shares of Silverline Technologies Limited for the purpose of Silverline Technologies Limited's acquisition of eComServer.